Mail Stop 4561

      January 5, 2005




William P. Angrick, III
Chief Executive Officer
Liquidity Services, Inc.
2131 K Street, N.W.  4th Floor
Washington, D.C.  20037

Re:	Liquidity Services, Inc.
      Amendment No. 1 to Registration Statement on Form S-1
      Filed December 21, 2005
      File No. 333-129656

Dear Mr. Angrick:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form S-1
General

1. You indicate in your response to comment 1 that you are aware of other e-commerce providers or auction websites that provide online services for auctioning or liquidating assets. Since these companies do not disclose their revenues, earning, market share or other measure with respect to those specific merchandise and services, please tell us why you believe you are "a leading online auction marketplace." We may have further comments.

Risk Factors, page 11

If we fail to accurately predict our ability to sell merchandise..., page 16

2. Please revise to quantify the amount of goods that historically have been returned by buyers.

3. We note your responses to comments 26 and 50. The extent of the discount to estimated market value or acquisition cost, as the case may be, of products acquired under the profit sharing model would appear to have a significant impact on the extent of your inventory risk. While we acknowledge that the specific discount will differ for each item, please provide additional disclosure regarding the extent of the discount.

If we do not response to rapidly technology changes or upgrade our systems..., page 14

4. We note your response to comment 12. Please disclose that you currently have no specific plans to upgrade your technology.

Management`s Discussion and Analysis of Financial Condition and
Results of Operation, page 35

5. We note your response to comment 24. Please disclose that you currently have no specific plans to expand your operations.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Overview, page 35

6. We note your response to comment 25. As disclosed in your risk factors, each pricing structure has a different risk profile.
Consequently, we continue to believe that the percentage of revenue derived from each structure is relevant to an investor.

Key Business Metrics, page 37

7. We note your revisions to the title of your operating metric from gross merchandise value to gross merchandise volume in response to our previous comment 23. However, in the first paragraph of this description on page 37, you continue to discuss this operating metric in relation to the amount of revenue recognized in your financial statements. Please revise accordingly.

Stock-Based Compensation, page 43

8. We note your additional disclosure in response to comment 33, please update this discussion upon including pricing information in your document to address the factors contributing to the differences between the IPO price and the fair values obtained through your contemporaneous valuations.

Liquidity and Capital Resources, page 51

9. We note your response to comment 34. Please revise the disclosure to clarify that "working capital" includes capital used for inventory purchases.

Principal Shareholders and Selling Stockholder, page 83

10. We note your response and will review your disclosure in the subsequent pre-effective amendment.

Underwriting, page 97

Underwriting, page 96

11. Please revise to identify the underwriters that may engage in electronic distribution of your prospectus. Also, please advise us how your procedures for the electronic distribution of your prospectus comply with Section 5 of the Securities Act. In particular, please provide your analysis of how you or the underwriters will provide investors with a prospectus that satisfies the prospectus delivery requirements. In addition, please describe the following to us in more detail:

* The communications used;

* The manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and

* The funding of an account and payment of the purchase price.

Your analysis should address the communications made during the pre-effective and post-effective periods. If the underwriters` procedures for electronic distribution have already been approved by the staff, please confirm that the procedures have not changed since the time of our approval.

12. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with any written agreement. Provide us also with copies of all information concerning your company or prospectus that appeared on their website. If you subsequently enter into any such agreements, promptly supplement your response.

13. We note your disclosure in the penultimate paragraph on page
99
that, at your request, the underwriters have reserved shares for sale shares for officers, directors, employees and other individuals who have family or personal relationships with your employees. Please confirm to us, if true, that:

* except for the underwriters commission, the offers and sales are on the same terms as those offered to the general public;

* no offers were made prior to the filing of the registration statement;

* offers were made only with the prospectus; and

* no funds have or will be committed or paid prior to effectiveness of the registration statement.

14. Please provide us a copy of the materials that you sent to the directed share program participants and explain to us in more detail how the program will work.

15. Please revise to clarify whether the shares issued through the directed share program will be subject to lock-up agreements and, if so, briefly describe the lock-up agreements.




Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-9

16. We have reviewed your response to our prior comments 49 and 50.
Please expand your critical accounting policies and your revenue recognition policy to include disclosure of your evaluation of other indicators that support a gross presentation similar to the discussion included in your supplemental response to us.

Note 9 - Debt

Note Payable, page F-16

17. Based on your response we note that you accounted for the put warrants as a liability under EITF 00-19 and continue to classify these amounts as liabilities under SFAS 150. Since you do not appear to qualify for equity treatment, we are unclear why you are amortizing the changes in the redemption value to the earliest redemption date by analogy to D-98. Furthermore, since the amount to be paid at settlement appears to vary based on certain earnings calculations, advise us why you are recording the redemption amount at present value. Tell us how your accounting treatment complies with paragraphs A10 and 20-24 of SFAS 150.

Part II

Item 16.  Exhibits and Financial Statement Schedules, page 5

Legal Opinion

18. Please revise the opinion to remove the assumption in (a)(i) in the third paragraph on page 3.

* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Kelly McCusker, Accountant, at (202) 551-3433 or
Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Attorney-Advisor, at (202) 551-3471 or me at (202) 551-3852 with any other questions.


      Sincerely,



      Michael McTiernan
      Special Counsel


cc:	Michael C. Williams, Esq (via facsimile)
      Hogan & Hartson L.L.P.
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William P. Angrick, III
Liquidity Services, Inc.
January 5, 2005
Page 6